CABLE NET, INC.
110 Hamptons Landing NW
Calgary, AB T3A 5R5
Canada

May 2, 2008

United States Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Mr. Thomas:

Re:    Cable Net, Inc., Item 4.01 Form 8-K/A, Filed April 17, 2008, File No. 000-32309

Thank you for your letter of April 18, 2008.  Further to our telephone conversation, we include herewith Amended Form 8-K/A.

In connection with our response to your letter of April 18, 2008, we acknowledge that:

(a)	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

(b)	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States of America.

We look forward to any further comments you may have to our filing.

Yours truly,

CABLE NET, INC.

/s/ Frank Marasco

Frank Marasco